Date: May 18, 2007
To: Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010
Via EDGAR
Re: Comment letter
Dear Mr. Newberry
Thank you for your comment letter dated May 10, 2007 as well as for your time yesterday in our teleconference. As discussed we have outlined our reply to the SEC’s comment letter on the attachment, including prospective changes we will make in future filings. We acknowledge the following matters and responsibilities:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert the staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.
We would appreciate a reply by the Commission at your earliest convenience. Should you have any questions please advise myself or Bill Brand.
Sincerely,

/s/ Bill I. Pennington

Bill I. Pennington
Chief Financial Officer
Teton Energy Corporation . 410 17th Street Suite 1850 . Denver, CO 80202 . Tel: 303-565-4600

Teton Energy Corporation
Reply to SEC Comment Letter dated May 10, 2007
1. Comment Results of Operations 2006 Compared to 2005 Page 29
We note your disclosure of 2006 and 2005 operating income appears to differ from the definition of operating income. Please be advised that this disclosure is considered a non-GAAP measure. As such, you must provide all disclosures required by Item 10(e) of Regulation S-K, or remove such disclosure from your filing.
1. Reply
We will comply with this in all future filings and have removed the reference to operating income in our March 31, 2007 Form 10-Q. We believe the significance and prominence of this disclosure in our December 31, 2006 Form 10-K was not at such a level that would mislead readers and we request that we be allowed to comply with this comment in all future filings and not amend our December 31, 2006 Form 10-K.
2. Comment Liquidity and Capital Resources, Page 32
Revise your disclosure to explain why you anticipate utilizing working capital generated from ongoing operations to meet some of your capital commitments in 2007, as this would represent a change in the reported trend for the past two years.
2. Reply
For the same reasons noted in our response to comment 1, we would request to comply with this comment on a prospective basis in all future filings. We have disclosed in our December 31, 2006 Form 10-K under our “Sources and Uses of Funds” in MD&A the following “As a result of our development drilling program progress , we expect that cash flow from operating activities also will contribute to our cash requirements during 2007 and for the foreseeable future thereafter”. We will provide such disclosure under “Liquidity and Capital Resources” and add appropriate details regarding such progress in all future filings.
3,4. Comments Cash Flows and Capital Expenditures, Page 33
Revise your disclosure to include a discussion of the following items which impacted your reported cash flow from operating activities for each fiscal year:
•	Your net loss and the material adjustments to reconcile such net loss to net cash used in operating activities, and
•	The reasons for the reported changes in your assets and liabilities.
Provide a detailed discussion of how the growth in revenue you cite contributed to the decrease in net cash used in operating activities, given the larger net loss you reported in 2006, or otherwise revise your discussion as appropriate.
3,4. Reply
Again, for the same reasons cited in comment 1, we would request prospective compliance in all of our future filings. We will provide a discussion and expanded disclosure of material adjustments to reconcile our net loss to net cash used in operating activities including but not limited to DD&A and stock based compensation. We will also add expanded disclosure in our future filings to address changes in our assets and liabilities for example “Accounts receivable increased by $XXX, primarily as a result of increases in gas sales quantities during the quarter”

Teton Energy Corporation
Reply to SEC Comment Letter dated May 10, 2007
The increase revenues in 2006 resulted in a smaller loss than otherwise would have occurred and this helped contribute to a lower amount of net cash used in operating activities. Our larger loss in 2006 was impacted by increased stock-based compensation as discussed “Results of Operations 2006 Compared to 2005”. We will provide expanded disclosure in all future filings to make such statements clearer to the reader.
5. Comment Oil and Gas Derivatives Page F-9
We note your disclosed policy and the related reporting of such items in your consolidated balance sheets and statements of operations. It is unclear if your derivatives are designated as a cash flow hedge, an ineffective portion of a cash flow hedge or not designated as a hedge. Based on the footnote disclosure, this gain appears to be an unrealized gain from a cash flow hedge. Tell us how you have designated these derivatives and why your reported treatment is appropriate. Support your position based on the facts of your situation and reference to professional literature. We may have further comment.
5. Reply
We have disclosed in our accounting policy that our contract did not qualify for hedge accounting. We will modify our future filings to make our policy clearer as follows:
Oil and Gas Derivatives
On November 29, 2006, the Company entered into derivative contracts (costless collar) to hedge certain future natural gas production in order to mitigate the risk of market price fluctuations.
All derivatives are recognized on the balance sheet and measured at fair value. Realized and unrealized gains and losses on derivatives that are not designated as cash flow hedges, are recorded in the consolidated statements of income. Unrealized gains and losses on cash flow hedge derivatives are recorded in the consolidated statements of income as unrealized derivative gains or losses.
The Company recorded an unrealized gain on derivative contracts of $XXX, XXX, representing the change in fair value of the derivative contract during the period. The Company determined that this contract did not qualify for hedge accounting as prescribed in SFAS 133. No derivative contracts had been entered into for the years ending December 31, 2005 and 2004.
For the periods ended ended      , 2007, and 2006, the Company recognized no realized losses or gains on commodity derivative settlements.
6,7. Comments Oil and Gas Derivatives Page F-9
Based on your response to comment five, tell us why you believe the classification of the unrealized derivative gain in your statements of operations as “other income” is appropriate or revise these statements accordingly. Guidance regarding this matter may be found at Section II.K.2 of the “Current Accounting and Disclosure Issues in the Division of Corporation Finance” on our website at: http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P656106359.
Based on your responses to comments five and six, revise your footnote disclosure to meet the requirements of Statement of Financial Accounting Standards (SFAS) 133 and Regulation S-X, Rule 4-08(n) and to report other comprehensive income and accumulated other comprehensive income under SFAS 130.

Teton Energy Corporation
Reply to SEC Comment Letter dated May 10, 2007
6, 7. Reply
As a result of not qualifying for hedge accounting we believe our presentation of our unrealized gains (losses) in other is appropriate in accordance with the guidance provided by the Division of Corporation Finance.
We also believe our presentation of reporting changes in operations for changes in the fair value of our derivative instruments is also in accordance with SFAS No. 133 and Regulation S-X Rule 4-08(n).
8. Comment Oil and Gas Properties Page F-9
You disclosed a critical accounting policy of not recognizing gain or loss on sales of partial interests in a proved property that do not significantly affect the amortization rate. Include a disclosure of your accounting policy for the realized gain or loss from sales of each type of proven property in this footnote, or tell us why such disclosure is not needed.
8. Reply
We currently have not had any sales of proved properties, however, we will include such a disclosure in our future filings as applicable.
9. Comment Unaudited Supplemental Oil and Gas Disclosures Page F-26
Your 2006 Standard Measure of Oil and Gas (SMOG), as disclosed on page F-26, is significantly lower than the net book value of your proven oil and gas properties, as disclosed on page F-2. Explain the reasons for the difference between SMOG and capitalized costs and provide us with your 2006 impairment analysis under SFAS 144. We may have further comments.
9. Reply
We conducted an impairment review as per SFAS 144 that included comparing undiscounted cash flows to our carrying value for proved properties (as we are a Successful Efforts Methods Company). We conducted this at natural gas market prices and historical 2006 actual natural gas selling prices as well as the SEC price used for the SMOG disclosure (end of year spot price). In all cases the undiscounted cash flows exceeded the carrying value of our proved properties. Accordingly, we did not have an impairment of the carrying value of our proved property as December 31, 2006. We believe our assessment is consistent with our accounting policy regarding the Impairment of Long-Lived Assets.

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